Exhibit 99.1

Starbox Secures a 3-Year Contract Valued at $2.8 Million for Licensing its Software

Kuala Lumpur, Malaysia, March 24th, 2023 /PRNewswire/ — Starbox Group Holdings Ltd. (Nasdaq: STBX) (the “Company” or “Starbox Group”), a service provider of cash rebates, digital advertising, and payment solutions, announces that its Malaysian subsidiary, Starbox Rebates Sdn. Bhd., has entered into a Software Licensing Agreement with Brandavision Sdn Bhd (“Brandavision”), a media and advertising firm in Malaysia (the “Software Licensing Agreement”). Pursuant to the Software Licensing Agreement, the Company has agreed to provide technology support with its unique, internally developed IT system to help Brandavision use the data management system to better target customers and improve operational efficiency. The salient terms of the Software Licensing Agreement are as follows:

i)	The contract period shall be for three (3) years, commencing March 24, 2023,and ending March 23, 2026 (the “Contract Period”);

ii)	The total contract sum during the Contract Period is RM12,400,000 (equivalent to US$2,800,045, based on the exchange rate of US$1.00: RM4.4285 as at March 23, 2023); and

iii)	The Company will grant Brandavision access to its data management system and will help train the staff of Brandavision with respect to its use.

Mr. Lee Choon Wooi, Chief Executive Officer and Chairman of the Board of Directors of Starbox Group, commented, “We are delighted to have signed this Software Licensing Agreement and this provides us with a new source of an income stream for the next 3 years. Being a tech-driven company, Starbox Group will continue to dedicate itself to research and development and technological innovation. We believe our newly developed technologies, such as data management and the A.I. Calculation Engine, will help our clients and partners to grow their businesses. We hope to secure more of such income from similar sources in the future.”

“Today marks the new episode of Brandavision as we are ready to upgrade our technology system with the help from the Starbox team. Digital marketing requires strong support from data management and a calculation system and Brandavision is in urgent need of technology to help our digital transformation. With this license agreement, Brandavision will be able to improve our operational efficiency and strengthen both our top-line and bottom-line performances. We are committed to teaming up with Starbox for a long-term partnership.” said Mr. Lee Kian Jin, Director of Brandavision.

About Brandavision Sdn Bhd

Brandavision Sdn Bhd, established in September 2007, offers placed-based advertising spaces and out-of-home media advertising. Brandavision manages exclusive rights to shopping mall advertising mediums, focusing on retail marketing. Brandavision is the exclusive advertising media arm for Pavilion Kuala Lumpur, which is an award-winning, world-class urban development located at the heart of Kuala Lumpur. All information about Brandavision Sdn Bhd contained herein has been reviewed and approved by Brandvision.

About Starbox Group Holdings Ltd.

Headquartered in Malaysia, Starbox Group Holdings Ltd. is building a cash rebate, digital advertising, and payment solution business ecosystem targeting micro, small, and medium enterprises that lack the bandwidth to develop an in-house data management system for effective marketing. The Company connects retail merchants with retail shoppers to facilitate transactions through cash rebates offered by retail merchants on its GETBATS website and mobile app. The Company provides digital advertising services to advertisers through its SEEBATS website and mobile app, GETBATS website and mobile app and social media. The Company also provides payment solution services to merchants. For more information, please visit the Company’s website: https://ir.starboxholdings.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “assesses,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

Starbox Group Holdings Ltd.

Investor Relations Department

Email: ir@starboxholdings.com

Ascent Investors Relations LLC

Tina Xiao

Phone: +1 917-609-0333

Email: tina.xiao@ascent-ir.com